

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

December 11, 2009

Mr. Joseph Young
Principal Accounting Officer
Basic Earth Science Systems, Inc.
633 Seventeenth St, Suite 1645
Denver, Colorado 80202-3625

> **Re:** **Basic Earth Science Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2009**
> **Filed June 18, 2009**
> **Form 10-Q for the Quarterly Period Ended September 30, 2009**
> **Filed November 16, 2009**
> **File No. 000-07914**

Dear Mr. Young:

We have reviewed your filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2009

Management's Discussion and Analysis and Plan of Operation

Results of Operations

Fiscal 2009 Compared with Fiscal 2008

Expenses, page 15

1.   You explain that the increase in depreciation, depletion and amortization expense
        is a result of the decrease in oil prices at year end, and the corresponding decrease
        in your recoverable reserves. As revisions in the depletion rate are normally
        viewed as changes in estimates and accounted for on a prospective basis, please
        tell us why the impact of the decline in prices at year end resulted in an increase
        in your depreciation, depletion and amortization expense for the year ended
        March 31, 2009.

Standardized Measure of Estimated Discounted Future Net Cash Flows, page 40

2.   For the year ended March 31, 2009 you present the standardized measure of
        discounted future net cash flows of $7.2 million, and total net proved oil and gas
        properties of approximately $9.8 million. Please tell us why you have not
        recorded an additional ceiling test impairment for the amount of your proved oil
        and gas property balance greater than the standardized measure of discounted
        future net cash flows.

Controls and Procedures

Disclosure Controls and Procedures, page 41

3.   Your disclosure states that "… following implementation of the changes in
        internal control over financial reporting discussed below, the Company's
        disclosure controls and procedures were effective…" However, we note your
        disclosure immediately following, which states "There were no changes in our
        internal control over financial reporting during the year ended March 31, 2009
        that have materially affected, or are reasonably likely to materially affect, the
        Company's internal control over financial reporting." Please modify your
        disclosure to state, without qualification, if your disclosure controls and
        procedures were effective or not effective; and correct the apparent inconsistency
        in your disclosure.

Form 10-Q for the Quarterly Period Ended September 30, 2009

Controls and Procedures, page 17

4.   Your disclosure states that "Except for the amendment to our Annual Report on
        Form 10-K that was filed, it was otherwise concluded that the Company's
        disclosure controls and procedures are effective for the purposes discussed
        above." Please modify your disclosure to state, without qualification, if
        management concluded your disclosure controls and procedures are effective or
        not effective.

Engineering Comments

Form 10-K for the Fiscal Year Ended March 31, 2009

Note 12 Unaudited Oil and Gas Reserves Information

Analysis of Changes in Proved Reserves, page 39

5.   You describe the table of proved reserves as representing proved developed
        reserves. However, this table should represent your total proved reserves. In
        separate line items under the table please provide the total developed oil and gas
        reserves for the beginning and end of each year so investors can calculate the
        proved undeveloped reserves, if any.   Please see paragraph 10 of SFAS 69 and
        revise your disclosure as necessary.

6.   We note that for the year ending March 31, 2009 you had significant revisions to
        your proved oil and natural gas reserves; however, you did not provide
        appropriate explanations for these significant changes. Please see paragraph 11 of
        SFAS 69 and revise your disclosure as necessary.

7.   Please tell us how much of your revisions in oil and gas reserves were due to
        price changes and how much were due to performance changes in each of the
        reported periods ended March 31, 2008 and March 31, 2009.

8.   Please tell us how much oil, natural gas and natural gas liquids you were
        forecasted to produce in the year ending March 31, 2009 from the total proved
        reserve case of the reserve report for the year ending March 31, 2008. Please
        reconcile any major differences from the forecasted amounts and the actual
        amounts produced in the year ending March 31, 2009, and provide the reasons for
        those differences.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Wojciechowski at (202) 551-3759, or in his absence, Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 regarding engineering comments. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief